                                  UNITED STATES
                        SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                  SCHEDULE 13G

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO._______)*


                       Grupo Radio Centro, S.A.B. de C.V.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                              Series A Common Stock
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                 40049C-10-2
            --------------------------------------------------------
                                (CUSIP Number)

                                March 21, 2007
--------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

   / /       Rule 13d-1(b)
   /X/       Rule 13d-1(c)
   / /       Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                      Page 1
                                   of 10 Pages

                                     SCHEDULE 13G

CUSIP NO. 40049C-10-2                                        Page 2 of 10 Pages


-------------------------------------------------------------------------------
 (1) NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Impulsora de Fondos Banamex, S.A. de C.V.
-------------------------------------------------------------------------------
 (2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

                                                                       (a)  / /
                                                                       (b)  / /
-------------------------------------------------------------------------------
 (3) SEC USE ONLY



-------------------------------------------------------------------------------
 (4) CITIZENSHIP OR PLACE OF ORGANIZATION                   Mexico City, Mexico



-------------------------------------------------------------------------------
       NUMBER OF           (5) SOLE VOTING POWER                              0

        SHARES
                           ----------------------------------------------------
     BENEFICIALLY          (6) SHARED VOTING POWER

       OWNED BY                See Item 4
                           ----------------------------------------------------
        EACH               (7) SOLE DISPOSITIVE POWER                         0

      REPORTING
                           ----------------------------------------------------
       PERSON              (8) SHARED DISPOSITIVE POWER

        WITH:                  See Item 4
-------------------------------------------------------------------------------
(9) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON



    See Item 4
-------------------------------------------------------------------------------
(10) CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) / /


-------------------------------------------------------------------------------
(11) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)


     See Item 4
-------------------------------------------------------------------------------
(12) TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)                             OO


-------------------------------------------------------------------------------

                                     SCHEDULE 13G

CUSIP NO. 40049C-10-2                                        Page 3 of 10 Pages


-------------------------------------------------------------------------------
 (1) NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Acciones y Valores Banamex, S.A. de C.V.
-------------------------------------------------------------------------------
 (2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

                                                                       (a)  / /
                                                                       (b)  / /
-------------------------------------------------------------------------------
 (3) SEC USE ONLY



-------------------------------------------------------------------------------
 (4) CITIZENSHIP OR PLACE OF ORGANIZATION                   Mexico City, Mexico



-------------------------------------------------------------------------------
       NUMBER OF           (5) SOLE VOTING POWER                              0

        SHARES
                           ----------------------------------------------------
     BENEFICIALLY          (6) SHARED VOTING POWER

       OWNED BY                See Item 4
                           ----------------------------------------------------
        EACH               (7) SOLE DISPOSITIVE POWER                         0

      REPORTING
                           ----------------------------------------------------
       PERSON              (8) SHARED DISPOSITIVE POWER

        WITH:                  See Item 4
-------------------------------------------------------------------------------
(9) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON



    See Item 4
-------------------------------------------------------------------------------
(10) CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) / /


-------------------------------------------------------------------------------
(11) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)


     See Item 4
-------------------------------------------------------------------------------
(12) TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)                             OO


-------------------------------------------------------------------------------

                                     SCHEDULE 13G

CUSIP NO. 40049C-10-2                                        Page 4 of 10 Pages


-------------------------------------------------------------------------------
 (1) NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Grupo Financiero Banamex, S.A. de C.V.
-------------------------------------------------------------------------------
 (2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

                                                                       (a)  / /
                                                                       (b)  / /
-------------------------------------------------------------------------------
 (3) SEC USE ONLY



-------------------------------------------------------------------------------
 (4) CITIZENSHIP OR PLACE OF ORGANIZATION                   Mexico City, Mexico



-------------------------------------------------------------------------------
       NUMBER OF           (5) SOLE VOTING POWER                              0

        SHARES
                           ----------------------------------------------------
     BENEFICIALLY          (6) SHARED VOTING POWER

       OWNED BY                See Item 4
                           ----------------------------------------------------
        EACH               (7) SOLE DISPOSITIVE POWER                         0

      REPORTING
                           ----------------------------------------------------
       PERSON              (8) SHARED DISPOSITIVE POWER

        WITH:                  See Item 4
-------------------------------------------------------------------------------
(9) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON



    See Item 4
-------------------------------------------------------------------------------
(10) CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) / /


-------------------------------------------------------------------------------
(11) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)


     See Item 4
-------------------------------------------------------------------------------
(12) TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)                             HC


-------------------------------------------------------------------------------

                                     SCHEDULE 13G

CUSIP NO. 40049C-10-2                                        Page 5 of 10 Pages


-------------------------------------------------------------------------------
 (1) NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Citicorp (Mexico) Holdings LLC
-------------------------------------------------------------------------------
 (2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

                                                                       (a)  / /
                                                                       (b)  / /
-------------------------------------------------------------------------------
 (3) SEC USE ONLY



-------------------------------------------------------------------------------
 (4) CITIZENSHIP OR PLACE OF ORGANIZATION                              Delaware



-------------------------------------------------------------------------------
       NUMBER OF           (5) SOLE VOTING POWER                              0

        SHARES
                           ----------------------------------------------------
     BENEFICIALLY          (6) SHARED VOTING POWER

       OWNED BY                See Item 4
                           ----------------------------------------------------
        EACH               (7) SOLE DISPOSITIVE POWER                         0

      REPORTING
                           ----------------------------------------------------
       PERSON              (8) SHARED DISPOSITIVE POWER

        WITH:                  See Item 4
-------------------------------------------------------------------------------
(9) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON



    See Item 4
-------------------------------------------------------------------------------
(10) CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) / /


-------------------------------------------------------------------------------
(11) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)


     See Item 4
-------------------------------------------------------------------------------
(12) TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)                             HC


-------------------------------------------------------------------------------

                                     SCHEDULE 13G

CUSIP NO. 40049C-10-2                                        Page 6 of 10 Pages


-------------------------------------------------------------------------------
 (1) NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Citigroup Inc.
-------------------------------------------------------------------------------
 (2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

                                                                       (a)  / /
                                                                       (b)  / /
-------------------------------------------------------------------------------
 (3) SEC USE ONLY



-------------------------------------------------------------------------------
 (4) CITIZENSHIP OR PLACE OF ORGANIZATION                              Delaware



-------------------------------------------------------------------------------
       NUMBER OF           (5) SOLE VOTING POWER                              0

        SHARES
                           ----------------------------------------------------
     BENEFICIALLY          (6) SHARED VOTING POWER

       OWNED BY                See Item 4
                           ----------------------------------------------------
        EACH               (7) SOLE DISPOSITIVE POWER                         0

      REPORTING
                           ----------------------------------------------------
       PERSON              (8) SHARED DISPOSITIVE POWER

        WITH:                  See Item 4
-------------------------------------------------------------------------------
(9) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON



    See Item 4
-------------------------------------------------------------------------------
(10) CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) / /


-------------------------------------------------------------------------------
(11) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)



     See Item 4
-------------------------------------------------------------------------------
(12) TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)                             HC



-------------------------------------------------------------------------------

Item 1(a).     Name of Issuer:

               Grupo Radio Centro, S.A.B. de C.V.

Item 1(b).     Address of Issuer's Principal Executive Offices:

               Constituyentes 1154, 7th Floor
               Col Lomas Altas
               C.P. 11950, Mexico, D.F., Mexico

Item 2(a).*    Name of Person Filing:

               Impulsora de Fondos Banamex, S.A. de C.V. ("IFB")
               Acciones y Valores Banamex, S.A. de C.V. ("AVB")
               Grupo Financiero Banamex, S.A. de C.V. ("GFB")
               Citicorp (Mexico) Holdings LLC ("CMH")
               Citigroup Inc. ("Citigroup")

               * In accordance with Securities and Exchange Commission
               Release No. 34-39538 (January 12, 1998), this filing reflects securities beneficially owned by Citigroup, a holding company for a global financial services group, on behalf of itself and its subsidiaries, excluding the Old Lane Partners ("Old Lane") business. Old Lane, its executive officers and directors and its direct and indirect subsidiaries may beneficially own securities of the Company, and such securities are not reported in this filing. Citigroup (other than Old Lane) disclaims beneficial ownership of securities beneficially owned by Old Lane, and Old Lane disclaims beneficial ownership of the securities reported herein.

Item 2(b).     Address of Principal Office or, if none, Residence:

               The address of the principal office of each of IFB, AVB and GFB is:

               Paseo de la Reforma 398
               Mexico City, Mexico 06600

               The address of the principal office of CMH is:

               One Penn's Way
               New Castle, DE 19720

               The address of the principal office of Citigroup is:

               399 Park Avenue
               New York, NY 10043

Item 2(c).     Citizenship or Place of Organization:

               IFB, AVB and GFB are chartered in Mexico City, Mexico.

               CMH and Citigroup are Delaware corporations.

Item 2(d).     Title of Class of Securities:

               Series A Common Stock

Item 2(e).     CUSIP Number:

               40049C-10-2

                                       Page 7
                                    of 10 Pages

Item 3. If This Statement Is Filed Pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing Is a(n):

             (a)  [ ] Broker or dealer registered under Section 15 of the
                      Act (15 U.S.C. 78o);

             (b)  [ ] Bank as defined in Section 3(a)(6) of the Act
                      (15 U.S.C. 78c);

             (c)  [ ] Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

             (d)  [ ] Investment company registered under Section 8 of the
                      Investment Company Act of 1940 (15 U.S.C. 80a-8);

             (e)  [ ] Investment adviser in accordance with Section
                      240.13d-1(b)(1)(ii)(E);

             (f)  [ ] Employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F);

             (g)  [ ] Parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G);

             (h)  [ ] Savings association as defined in Section 3(b) of the
                      Federal Deposit Insurance Act (12 U.S.C. 1813);

             (i)  [ ] Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3)

             (j)  [ ] Group, in accordance with Section 240.13d-1(b)(1)(ii)(J).


Item 4.   Ownership

The Reporting Persons beneficially own the number of shares and the percentage of the class indicated in the table below:


                     As of September 30, 2007                    As of March 21, 2007
                   ----------------------------              ----------------------------
                   Shares            Percentage              Shares            Percentage
                   ------            ----------              ------            ----------
Citigroup        15,955,600*             9.8               15,300,000*             9.4
CMH              15,955,600              9.8               15,300,000              9.4
GFB              15,955,600              9.8               15,300,000              9.4
AVB              15,955,600              9.8               15,300,000              9.4
IFB              15,925,000              9.8               15,300,000              9.4


* Includes shares held by the other reporting persons.

With respect to the shares set forth in the above, each Reporting Person has shared power to vote or direct the vote, and dispose or direct the disposition of, all the shares they beneficially own.


                                       Page 8
                                    of 10 Pages

Item 5.   Ownership of Five Percent or Less of a Class.

          If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.   Ownership of More Than Five Percent on Behalf of Another Person.

          Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

          AVB is the sole stockholder of IFB. GFB is the sole stockholder of AVB. CMH is the sole stockholder of GFB. Citigroup is the sole stockholder of CMH.

Item 8.   Identification and Classification of Members of the Group.

          Not Applicable.

Item 9.   Notice of Dissolution of Group.

          Not Applicable.



                                       Page 9
                                    of 10 Pages

Item 10.  Certification.

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE.

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 10, 2007


                      IMPULSORA de FONDOS BANAMEX, S.A. de C.V.



                      By: /s/ Alberto Gomez Sandoval
                         --------------------------------------------
                         Name:   Alberto Gomez Sandoval
                         Title:  Finance Director



                      ACCIONES y VALORES BANAMEX, S.A. de C.V.



                      By: /s/ Alberto Gomez Sandoval
                         --------------------------------------------
                         Name:  Alberto Gomez Sandoval
                         Title: Finance Director



                      GRUPO FINANCIERO BANAMEX, S.A. de C.V.



                      By: /s/ Mayela De Maria Camacho
                         --------------------------------------------
                         Name:  Mayela De Maria Camacho
                         Title: Senior Legal Counsel



                      CITICORP (MEXICO) HOLDINGS LLC



                      By: /s/ William H. Wolf
                         --------------------------------------------
                         Name:  William H. Wolf
                         Title: President



                      CITIGROUP INC.



                      By: /s/ Riqueza V. Feaster
                         --------------------------------------------
                         Name:   Riqueza V. Feaster
                         Title:  Assistant Secretary




                                Page 10
                              of 10 Pages

                          EXHIBIT INDEX TO SCHEDULE 13G
                          -----------------------------



EXHIBIT 1
---------

Agreement among IFB, AVB, GFB, CMH and Citigroup as to joint filing of
Schedule 13G